UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Moderna, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

60770K 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60770K107

1.	Names of Reporting Person Stéphane Bancel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,384,866 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 30,384,866 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,384,866 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,429,839 shares of Common Stock held directly by Mr. Bancel, (ii) 9,339,775 shares issuable to Mr. Bancel upon exercise of share options exercisable within 60 days after December 31, 2023, (iii) 6,564,880 shares of Common Stock held by OCHA LLC, and (iv) 9,050,372 shares of Common Stock held by Boston Biotech Ventures, LLC.

(2)

Percentage ownership is calculated based on (i) 381,794,720 shares of Common Stock outstanding as of December 31, 2023 and (ii) 9,339,775 shares of Common Stock underlying the share options held by Mr. Bancel that are exercisable within 60 days of December 31, 2023 which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

(3)	Percentage ownership is calculated based on 381,794,720 shares of Common Stock outstanding as of December 31, 2023.

CUSIP No. 60770K107

1.	Names of Reporting Person OCHA LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,564,880
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,564,880
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,564,880
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7% (3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 60770K107

1.	Names of Reporting Person Boston Biotech Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,050,372
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,050,372
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,050,372
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.4% (3)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a)	Name of Issuer

Moderna, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

200 Technology Square

Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing

Stéphane Bancel

OCHA LLC

Boston Biotech Ventures, LLC

(b)	Address of Principal Business Office or, if none, Residence

c/o Moderna, Inc.

200 Technology Square

Cambridge, MA 02139

(c)	Citizenship

Stéphane Bancel is a citizen of France. Each of OCHA LLC and Boston Biotech Ventures, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

60770K107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b) Amount beneficially owned:

(i)

Mr. Bancel directly owns 5,429,839 shares of Common Stock and 9,339,775 shares issuable to Mr. Bancel upon exercise of share options exercisable within 60 days after December 31, 2023. In addition, Mr. Bancel may be deemed to have voting and dispositive power over (i) 6,564,880 shares of Common Stock directly owned by OCHA LLC, of which Mr. Bancel is the majority unit holder and sole managing member, and (ii) 9,050,372 shares of Common Stock directly owned by Boston Biotech Ventures, LLC, of which Mr. Bancel is the majority unit holder and the sole managing member. Mr. Bancel disclaims Section 13(d) beneficial ownership over all shares held by OCHA LLC and Boston Biotech Ventures, LLC, and this report shall not be deemed an admission that Mr. Bancel is the beneficial owner of such shares for Section 13(d) or any other purpose. The aggregate of 30,384,866 shares of Common Stock with respect to which Mr. Bancel may be deemed to have voting and dispositive power represents approximately 7.8% of the outstanding shares of Common Stock.

(ii)	OCHA LLC directly owns 6,564,880 shares of Common Stock. The percent of class was calculated based on 381,794,720 shares of Common Stock outstanding as of December 31, 2023.

(iii)	Boston Biotech Ventures, LLC directly owns 9,050,372 shares of Common Stock. The percent of class was calculated based on 381,794,720 shares of Common Stock outstanding as of December 31, 2023.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)		(ii)	(iii)		(iv)
Stéphane Bancel	30,384,866	*	0	30,384,866	*	0
OCHA LLC	6,564,880		0	6,564,880		0
Boston Biotech Ventures, LLC	9,050,372		0	9,050,372		0

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

*	See Item 4(a) and (b) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The reporting persons disclaim the existence of a “group” as that term is used in Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024	STÉPHANE BANCEL

/s/ Stéphane Bancel

OCHA LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member

BOSTON BIOTECH VENTURES, LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 7, 2024	STÉPHANE BANCEL

/s/ Stéphane Bancel

OCHA LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member

BOSTON BIOTECH VENTURES, LLC

	By:	/s/ Stéphane Bancel
	Name:	Stéphane Bancel
	Title:	Managing Member